SUPPL

PARTE PERTINENTE DEL ACTA DE LA SESION DE DIRECTORIO DEL BANCO DE GUAYAQUIL S.A., CELEBRADA EL CELEBRADA EL DIA DIECIOCHO DE OCTUBRE DEL AÑO DOS MIL SIETE.-

En la ciudad de Guayaquil, a los dieciocho días del mes de octubre del año dos mil siete, en el edificio matriz del Banco situado en las calles Pichincha No. 107 y P. Ycaza, local del séptimo piso, siendo las diecisiete horas, con el objeto de celebrar Sesión de Directorio se encuentran reunidas los señores directores: Ec. Danilo Carrera Drouet, Ingeniero Carlos Lasso Mendoza; Doctor Galo García Feraud, Dr. José Ayala Lasso, Ec.Luis Borrero Olives, Sr. Marco Borja Barrezueta, Ab. Raúl Gómez Ordeñana; Ing. Raymond Raad Dibo y el Alm. Fernando Donoso Morán.

Asisten también el Presidente Ejecutivo del Banco, señor Guillermo Lasso Mendoza, la Primera Vicepresidenta Ejecutiva, Sra. Carmen Soriano de García, los Vicepresidentes Ejecutivos, Víctor Hugo Alcívar Alava, y el Ec. Angelo Caputi Oyague; el asesor Legal del Banco, Dr. René García Llaguno; el Secretario Titular del Banco, Doctor Juan Carlos Tarré Intriago y la secretaria alterna, Abogada Camila Peña Arellano.

Preside la sesión el Ec. Danilo Carrera Drouet en su calidad de Presidente del Directorio, y actúa como Secretario el Titular, Doctor Juan Carlos Tarré Intriago.

".......La Presidencia dispone el conocimiento del cuarto punto del orden del día, esto es: Conocer y resolver sobre el reparto de dividendos anticipados correspondientes a las utilidades acumuladas al 30 de septiembre del 2007.

El Presidente cede la palabra al Presidente Ejecutivo del Banco, quien expone a los señores Directores que en vista de los resultados obtenidos del año en curso y una vez cumplidos los requisitos establecidos en los literales a) y b) del artículo 41 de la Ley General de Instituciones del Sistema Financiero, se recomienda el reparto de

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dividendos anticipados por la cantidad de US$5´000,000.00, correspondientes a las utilidades acumuladas al 30 de septiembre del año 2007.

Luego de las deliberaciones respectivas, los señores Directores resolvieron al tenor de lo dispuesto en el artículo vigésimo tercero, literal n), del Estatuto Social del Banco, aprobar el reparto de dividendos anticipados, correspondientes a las utilidades acumuladas al 30 de septiembre del 2007, del ejercicio económico en curso, por la cantidad de US$5´000,000.00...."

CERTIFICO: Que la parte pertinente del acta que antecede es fiel copia de su original que reposa en los archivos del Banco, a la que me remitiré en caso de ser necesario.

Guayaquil, 18 de octubre del 2007

Dr. Juan Carlos Tarré Intriago
Secretario del Directorio

PERTINENT PORTION OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF BANCO DE GUAYAQUIL S.A., CELEBRATED ON OCTOBER EIGHTEEN OF THE YEAR TWO THOUSAND SEVEN.-

In the city of Guayaquil, on October eighteen of the year two thousand seven, in the main building of the Bank located at Pichincha NO. 107 and P. Ycaza, seventh floor, at seventeen hours, the Board of Directors formed by: Ec. Danilo Carrera Drouet, Engineer Carlos Lasso Mendoza; Doctor Galo Garcia Feraud; Dr. Jose Ayala Lasso, Ec. Luis Borrero Olives, Mr. Marco Borja Barrezueta, Ab. Raul Gomez Ordeñana; Eng. Raymond Raad Dibo and Alm. Fernando Donoso Moran held a meeting.

The Executive President of the Bank, Mr. Guillermo Lasso Mendoza, the First Executive VicePresident Mrs. Carmen Soriano de Garcia, the Executive Presidents Victor Hugo Alcivar Alava and Ec. Angelo Caputi Oyague, the legal counsel of the Bank, Dr. Rene Garcia Llaguno; the Main Secretary of the Bank, Doctor Juan Carlos Tarre Intriago and the alternate secretary, lawyer Camila Peña Arellano were also present at the meeting.

The meeting is presided by Ec. Danilo Carrera Drouet as President of the Board of Directors and Dr. Juan Carlos Tarre Intriago acts as Main Secretary.

"….The office of the President informs the fourth item of the agenda, that is: To take cognizance and decide as to the early distribution of profit corresponding to accrued profit up to September 30, 2007.

The President grants the floor to the Executive President of the Bank who explains the Directors that in view of the

results obtained during the present year and upon completion of the requirements established in letters a) and b) of the General Law of Institutions of the Financial System, the early distribution of profit in the amount of US$ 5'000,000.00 corresponding to the accrued profit up to September 30, 2007 is recommended.

Upon the respective discussions, the members of the Board of Directors made a decision under article twenty three, letter n) of the bylaws of the Bank which is to approved the early distribution of profit corresponding to the accrued profit up to September 30, 2007 of the present fiscal year in the amount of US$ 5'000,000.00…"

I CERTIFY THAT THE PERTINENT PART OF THE FOREGOING MINUTES IS A TRUE COPY OF THE ORIGINAL DOCUMENT FILED IN THE BANK TO WHICH I MAY REFER IF NECESSARY.

Guayaquil, October 18, 2007

Dr. Juan Carlos Tarre Intriago
Secretary of the Board of Directors

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